UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021

Commission File Number 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.
(Exact name of registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

CARLOS VILLARAN 790
 SANTA CATALINA, LIMA 13, PERU
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Buenaventura Announces Temporary Suspension of Production at Uchucchacua Mine

LIMA, Peru--(BUSINESS WIRE)--October 15, 2021--Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly-traded precious metals mining company, today announced that the Company has submitted a request to the Peruvian minister for mines and energy (MINEM) for the temporary suspension of mining and ore processing activities at its Uchucchacua mine. Operations were previously suspended due to a local community strike initiated on September 13, 2021, announced by the Company on September 21, 2021. Buenaventura has requested an extended suspension of operations as it has identified an important opportunity to meaningfully improve efficiency and profitability at its Uchucchacua operations. Mining and ore processing activities will therefore be suspended until the Company’s related goals and objectives have been fully achieved.

The COVID-19 pandemic adversely impacted mine preparation and exploration at Uchucchacua, resulting in delays which were further exacerbated by operational challenges. A resulting expected decrease in 2020 and 2021 production was announced within the Company’s 3Q Operating Results released on October 14, 2021.

Temporary suspension of operations therefore enables the Company to focus on its underground exploration strategy, optimizing the current reserve exploitation sequence with a gradual operations re-start.

This decision also enables Buenaventura to achieve the most significant cash preservation through a focus on optimizing operational efficiency while reducing operating costs, particularly fixed costs, while de-risking future negative free cash flow generation with no significant impact to the Company’s original 2021 and 2022 cash flow estimates. This will be achieved through:

  Optimizing the operation’s size and reducing fixed costs.
  Reduction of costs associated with Covid-19 protocol compliance.
  Evaluating and re-assessing all services with contractors and suppliers.

This strategy will be implemented during the 2021-2023 period with a gradual and efficient restart of operations when goals and objectives have been achieved, prioritizing exploration over ore extraction based on the three primary pillars aligned with the Company’s objective of increasing ore reserves:

  Exploration: focus on high grade zones to increase reserves in the long term.
  Re-engineering: Buenaventura's technical team is focused on a mine redesign to increase the operation’s cost efficiency with optimized reconciliation of the geological block model.
  Yumpag: suspension of Uchucchacua mining and ore processing activities will not affect progress related to of the high-grade Yumpag project, expected to begin production in early 2024.

The Company will also leverage the temporary suspension of Uchucchacua mine operations as an opportunity to continue discussions and negotiations with the local community while furthering important progress related to its commitment to sustainability and the environment, including environmental monitoring, water treatment, waste collection and progressive mine closure.

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded precious and base metals Company and a major holder of mining rights in Peru. The Company is engaged in the exploration, mining development, processing and trade of gold, silver and other base metals via wholly-owned mines and through its participation in joint venture projects. Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua*, Julcani*, Tambomayo*, El Brocal, La Zanja and Coimolache). The Company owns 43.65% of Minera Yanacocha S.R.L (a partnership with Newmont Mining Corporation), an important precious metal producer and 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer. For a printed version of the Company’s 2019 Form 20-F, please contact the persons indicated above, or download a PDF format file from the Company’s web site. (*) Operations wholly owned by Buenaventura.

Contacts

Contacts in Lima:
Daniel Dominguez, Chief Financial Officer
(511) 419 2540

Gabriel Salas, Head of Investor Relations
(511) 419 2591 / Gabriel.salas@buenaventura.pe

Company Website: www.buenaventura.com

Contacts in NY:
Barbara Cano
(646) 452 2334
barbara@inspirgroup.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

By: /s/ DANIEL DOMINGUEZ

Name: Daniel Dominguez

Title: Chief Financial Officer

Date: October 15, 2021